Fried, Frank, Harris, Shriver & Jacobson LLP

1001 Pennsylvania Avenue, N.W.

Suite 800

Washington, D.C. 20004

202 • 639 • 7000

Fax • 202 • 639 • 7003

CONFIDENTIAL TREATMENT REQUESTED

BY DELTEK, INC.: PROJ-0004

Direct Line: 202-639-7078

Fax: 202.639.7003

Vasiliki.Tsaganos@ffhsj.com

October 10, 2007

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

Ms. Barbara C. Jacobs

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Deltek, Inc.

Amendment No. 3 to the Registration Statement on Form S-1

Filed October 2, 2007

File No. 333-142737

(the “Registration Statement”)

Dear Ms. Jacobs:

This letter sets forth the response of Deltek, Inc. (the “Company”) to the comment letter, dated October 5, 2007, of the staff of the Division of Corporation Finance (the “Staff”). In order to ease your review, we have repeated each comment in its entirety in the original numbered sequence. We are also providing supplementally under Tab A an updated chart regarding the Company’s stock option grants.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter and the supplemental materials. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, the Company has enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operation as well as a copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

Form S-1/A

General

1.

We note from your disclosures in response to prior comment 4 of our letter dated September 24, 2007 that pursuant to your shareholder’s agreement and form stock option agreement under your 2005 Stock Option Plan that shareholders and option holders may participate proportionately in any sale by the New Mountain Funds of their shares of Deltek’s common stock to a third party, including a public offering. We also note that in accordance with notices that Deltek

Ms. Barbara C. Jacobs
October 10, 2007	Page 2

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received from selling shareholders, shares of common stock to be issued upon the exercise of options pursuant to these contractual arrangements will be sold in this offering. Clarify when these options were issued.

Response: The Company advises the Staff that these options, issued under our 2005 Stock Option Plan, were granted between July 2005 and April 2007. The 2005 Stock Option Plan was terminated in connection with our reincorporation in the State of Delaware in April 2007. Holders of options granted subsequent to April 2007 under our 2007 Stock Incentive and Award Plan are not entitled to, and will not, participate in this offering with respect to those option grants.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 38

2.	We note your response to our prior comment 5 and your discussion regarding how the Company determined the market multiples that were used in your common stock valuations. We further note, however, that the multiples used for “EV/EBITDA applied to forecasted EBITDA, particularly for the April – July 2007 valuations, were below the median value of the comparable companies. Please explain how the Company determined that these multiples should be below the median, which differs from the three other valuations methodologies where the multiples used in your analysis were consistently above the median of comparable companies/transactions during this period.

Response: The Company advises the Staff that the EV/EBITDA multiples applied to forecasted EBITDA for the April – July 2007 valuations were below the median values of the comparable companies; however, the median of the multiples of the comparable companies was volatile for the April – July 2007 valuation dates whereas the value used by the Company continued to increase during that period. Such volatility did not exist in the other valuation methodologies. Because of the volatility in the EV/EBITDA multiples in the comparable companies, the Company and its independent valuation firm performed a detailed review of the comparables and their growth rates, analysts reports and growth in the overall stock market in determining the multiple to use in the Company’s valuation.

The Company also advises the Staff that had the median value of the comparable companies been used, the valuation as of each date below would have increased by less than 10% from the value determined by the Company. Notwithstanding that this difference is not significant, the Company determined that the market multiples used in the Company’s EV/EBITDA calculations should be below the median value based upon the relevant facts described below. Table 1 is included for reference in this analysis.

April 20, 2007 Valuation - During the period from January 2007 to April 2007, the Company’s expected EBITDA for 2007 remained constant. During the same period, the median multiple of next fiscal year (NFY) EV/EBITDA for the comparable companies increased from 9.5 to 14.8. The increase in the median was primarily driven by an increase in the NFY EV/EBITDA multiple of one of the comparable companies, from 16.1 in January 2007 to 26.2 in April 2007.

Further analysis with our independent valuation firm indicated that there was low correlation at this valuation date between the valuation multiples and the expected EBITDA growth rates for the comparable companies indicating that other factors were driving the valuations of those companies. For example, the two companies that represented the low and high ends of the range of comparable company multiples of NFY EV/EBITDA had multiples of 8.4 and 26.2, respectively, yet had similar EBITDA growth rates of 34% and 39%, respectively, representing the second and third highest expected EBITDA growth rates of the comparables. After consulting with our independent valuation firm and reviewing the factors underlying the shift in the median multiple of the comparable software companies, we determined that the multiple that we previously used remained appropriate.

May 20, 2007 Valuation - The May 20, 2007 median value was calculated based on the average of two companies in the middle of the range due to there being an even number of companies in the analysis. As such, the median value was based in part on Company 4 with a multiple of 12.3 and an expected EV/EBITDA growth rate of 114%. The other company that

Ms. Barbara C. Jacobs
October 10, 2007	Page 3

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comprised the median value, Company 7, had a growth rate that was not meaningful because the growth rate would be calculated on a negative number. Similar to the April 20, 2007 results, there was low correlation between the valuation multiple and the expected EBITDA growth rate. As such, the Company’s conclusion after consultation with its independent valuation firm was that a multiple on expected 2007 EBITDA of 12.5 was appropriate after review of the relevant comparables and their growth rates, analyst reports of the comparable companies, and growth in the overall stock market.

Rule 83 Confidential Treatment Request by Deltek, Inc.; Request 1

June 20, 2007 Valuation - The median multiple of the comparable software companies increased in the June 20 valuation from 14.2 to 14.9. The average growth rate of the two companies on which the median was calculated was 62%. Based on the review of comparable data, a comparison of the Company’s expected growth rate [***] to that of the companies that comprise the median multiple value, and the company’s continued execution of its business plan, the company determined with the advice of its independent valuation firm that a multiple of 12.8 was the appropriate value to apply to expected 2007 EBITDA.

July 20, 2007 Valuation - The median multiple of the comparable software companies decreased in July 20 because one of the companies’ calculated multiple became not meaningful (because the expected EBITDA value was near zero) and was excluded from the analysis. Because the multiple of the median comparable company did not change materially nor did the Company’s results or expectations, the Company did not change this factor in the valuation calculation from the factor that was used as of June 20, 2007. Based on the significant difference in expected EBITDA growth rates between the Company and the median comparable company, the Company continued to use a multiple that reflected its lower growth rate than the median comparable company.

Table 1 - Multiples and growth rates of Comparable Companies that comprise median values

Valuation Date	4/20/2007		5/20/2007		6/20/2007		7/20/2007
	NFY EV/EBITDA Multiple	NFY EV/EBITDA Growth Rate	NFY EV/EBITDA Multiple	NFY EV/EBITDA Growth Rate	NFY EV/EBITDA Multiple	NFY EV/EBITDA Growth Rate	NFY EV/EBITDA Multiple	NFY EV/EBITDA Growth Rate
Company 1	14.8	12.7%	16.3	11.1%	15.6	11.1%	16.0	12.2%
Company 2	26.2	39.4%	25.3	50.1%	30.2	50.1%	32.7	50.1%
Company 3	8.4	34.6%	9.8	15.1%	9.5	15.1%	10.0	15.6%
Company 4	15.9	123.5%	12.3	114.3%	14.1	114.3%	14.2	117.4%
Company 5	11.6	17.6%	9.5	16.1%	9.3	16.1%	9.4	16.1%
Company 6	NMF	NMF	NMF	NMF	NMF	NMF	NMF	NMF
Company 7	14.7	NMF	16.0	NMF	25.6	NMF	NMF	NMF
Median Value - EV/EBITDA	14.8		14.2		14.9		14.2
Value used by Company	12.0	[***]	12.5	[***]	12.8	[***]	12.8	[***]

Numbers highlighted in boxes indicate the figures on which the median is based.

Notes:

1.	NMF means “not meaningful.”
2.	In certain periods, the calculation of a multiple or growth rate for a given comparable company yielded a result that was not meaningful (NMF) because the EBITDA value was very low or negative.
3.	For all dates above except 7/20/07, an even number of companies had meaningful data. Therefore, the median was calculated based on the average of two companies in the middle of the range.

3.

We note your response to our prior comment 6 and your discussion of the factors that contributed to the difference between the fair value of the Company’s common stock as determined by the Company and the midpoint of the

Ms. Barbara C. Jacobs
October 10, 2007	Page 4

CONFIDENTIAL TREATMENT REQUESTED
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estimated price range provided by your underwriters. We further note that the Company intends to include a discussion of such factors at such time as you provide an estimated range in the Form S-1. Please supplementally provide a draft of your proposed disclosures for the Staff’s review. Also, if the Company has granted any options that have not yet been reflected in your registration statement, please also provide your proposed disclosures with regards to such option grants.

Response: The Company notes the Staff’s comment relating to the factors that contributed to the difference between the fair value of the Company’s common stock as determined by the Company and the midpoint of the estimated price range provided by the underwriters and respectfully advises the Staff that it plans to include the following disclosure in Amendment No. 5 in response to the Staff’s comment:

Differences related to our option grants and the estimated price range:

On October     , 2007, we, in consultation with our managing underwriters, determined a preliminary estimated offering price range of $             to $             per share. The estimated offering price range was based on prevailing market conditions, our continuing business execution and market comparable data. As seen in the table and described above, the per share value of our common stock, as determined by the Company in accordance with the guidance in AICPA Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation”, was $16.12 as of August 6, 2007. The significant factors contributing to the difference between the fair value as determined by the Company and the assumed initial public offering price of $             per share (the midpoint of the range set forth on the cover of this prospectus) were:

•

A marketability discount was applied to all valuations performed by the Company but was not included in determining the estimated offering price range as the completion of our initial public offering is assumed in the range.

•	Only a market comparable approach was applied in determining the estimated offering price range, while the Company also applied a comparable transactions methodology.

•

In applying the market comparable approach for determining the estimated offering price range only future forecasted results were considered with assumed achievement of those results. The Company’s valuation weighted historical results in addition to future expected results.

•

The companies included in the market comparable approach used in determining the estimated offering price range were weighted differently than in the Company’s application of the market comparable approach.

•	The estimated offering price range was subject to a number of contingencies and variables including the timing of our offering and continued business execution.

The Company further notes the Staff’s comment with respect to any options that have not yet been reflected in the registration statement. The Company notes that on October 5, 2007, it granted 365,500 options to 11 individuals at an exercise price of $20.00 per share. This grant included a grant of 275,000 shares to David Hare, who was recently hired as the Company’s Executive Vice President of Global Support. Individuals may not participate in the initial public offering with respect to these option grants. The Company further notes that it plans to add the following disclosure to Amendment No. 5:

Ms. Barbara C. Jacobs
October 10, 2007	Page 5

CONFIDENTIAL TREATMENT REQUESTED
BY DELTEK, INC.: PROJ-0004

Grant Date	Number of Options Granted	Weighted Average Exercise Price at Grant Date	Modification Date	Weighted Average Exercise Price at Modification Date	Weighted Average Common Stock Fair Value per share
October 5, 2007	365,500	$20.00	N/A	N/A	$20.00

The Company further notes that it plans to add the following disclosure to Amendment No. 5:

•

On October 5, 2007, we determined the estimated fair value of our common stock to be $20.00 per share for purposes of option grants awarded on that date. This valuation was determined based upon the availability of a preliminary estimated offering price range from our underwriters at the time these options were granted, the availability of a preliminary view of the Company’s execution towards expected third quarter results (which achievement had been assumed when determining the estimated range) and the proximity of our expected initial public offering.

Compensation Discussion and Analysis, page 82

4.	Please see prior comment 10 of our letter dated September 24, 2007. Please provide us with a detailed analysis specific to Deltek as to the competitive harm to be suffered if your EICP financial targets for 2007 (based on revenue, EBITDA and EBITDA margin performance as a percentage of revenue) were disclosed.

Response: The Company notes the Staff’s comment and advises the Staff that the financial and other performance targets for 2007 relating to revenue, EBITDA and EBITDA margin have been established to challenge management by setting “stretch” goals that require superior performance, and that will be higher than the Company’s financial/operating goals, including any that may be publicly disclosed as guidance in the future. These targets have been established to motivate management to achieve results that are deemed to be in the best interest of the Company and the Company’s stockholders. As long as the financial targets remain internal, confidential targets protected from public disclosure, they enable the Company to set very challenging targets without the associated risk that the failure to achieve these targets could be used by the Company’s competitors to position the Company’s performance inaccurately. Disclosure of the 2007 revenue, EBITDA and EBITDA margin targets, and the public perception if these targets were not achieved, will cause competitive harm to the Company because these targets could be used by our competitors to:

•	impair our ability to recruit and retain qualified employees;

•	impede our ability to attract new customers or retain current customers; and

•	subvert our business plan and inhibit our growth by thwarting the Company’s business strategy and growth opportunities.

In addition, because these targets have historically been treated as internal financial performance targets and are presumed to be confidential from their inception at the beginning of the year, if these targets were to be publicly reported, the Company may be forced to realign the performance targets to more closely match other financial targets publicly available, including guidance, thereby reducing management’s incentive to perform at high levels to the detriment of the Company and its stockholders.

From 2005 to 2007, the Company has hired nine of the 11 members of its executive team, and the retention of these executives is critical to the Company’s future success. As previously disclosed to the Staff, the Company faces substantial competition from significantly larger well-capitalized companies, including Oracle, SAP AG, Microsoft and Lawson Software. If the 2007 internal financial performance targets are disclosed, these competitors could use the targets to calculate the potential bonus target payout for the Company’s executives and offer more favorable compensation packages in an effort to recruit these employees away from the Company.

Ms. Barbara C. Jacobs
October 10, 2007	Page 6

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Further, between 2004 and 2007, the Company’s total worldwide headcount has increased from 682 employees at the end of 2004 to 1,212 employees worldwide at September 1, 2007. Retaining these employees is critical to Deltek’s future success. If the Company is unable to meet the financial performance targets, disclosure of the targets would make the Company vulnerable to competitors attempting to lure current or future employees away from the Company by misleading employees to believe that bonus payments were unlikely to be paid due to the Company’s inability to meet the targets. These competitors could use the now public performance targets in structuring compensation arrangements in a manner to make it more difficult for the Company to attract or retain talent, including by establishing compensation targets that are more easily attainable.

In addition to being larger than the Company, several of the Company’s competitors maintain well-established relationships with the Company’s current and prospective customers and have recently begun focusing development, marketing and sales efforts to target the markets in which the Company currently operates or has targeted for increased operations. When competing against these larger competitors, the Company must convince both current and prospective customers that the Company has the financial stability and resources to provide software applications and maintenance and support to meet the evolving needs of the customers the Company serves so that these customers can derive the intended benefits of the Company’s software. Customers make a significant commitment when implementing the Company’s software solutions, which are used to automate critical business processes across all phases of the project lifecycle, and therefore must be comfortable that the Company has the ability to be a long-term partner.

During 2006 and 2007, the Company has experienced increasingly aggressive marketing programs, product development plans, increased competitive discounting and sale programs targeted towards its specific industry markets and customers and it expects that these same competitors will argue that the Company’s relative size and financial position make it less stable and a riskier option for the customer. If the financial performance targets are disclosed and the Company is unable to attain these targets, the Company’s competitors will be able to use this information against the Company (irrespective of whether the Company’s performance is in line with other publicly released financial guidance) to intentionally draw inaccurate and misleading conclusions about the Company’s financial performance and stability.

Finally, as disclosed in the Registration Statement, part of the Company’s business strategy includes expanding its network of alliance partners and making strategic acquisitions. Current and potential alliance partners and acquisition targets will want to know, like the Company’s customers, that the Company is financially stable. If any of the Company’s competitors become aware of the Company’s plans with respect to a potential partner or acquisition target, these competitors could inaccurately and misleadingly use the performance targets, including the Company’s failure to achieve these targets, in order to inhibit the Company’s plans with respect to these opportunities.

The Company understands that its financial performance will be closely and continuously monitored by a number of constituents after it becomes a public company, including financial analysts, stockholders, customers, competitors and employees. The Company also understands that financial analysts, in particular, will establish independent financial performance targets against which the Company’s financial performance will be measured. If the Company meets or exceeds those independently determined targets, the Company will be perceived as performing well, and, conversely, if the Company fails to meet those independent targets it will be perceived as performing poorly. The Company has set the specific financial and other performance targets established under its EICP to represent internal, confidential “stretch” targets that are set at appropriately challenging levels to incentivize management and drive superior Company performance.

If the Company is required to disclose these targets, it believes they will become the de facto targets against which the market will measure its performance, irrespective of any guidance or indications to the contrary by our management team. As a direct result, the Company will effectively lose the ability to establish “stretch” targets for use under the EICP with the knowledge that these financial targets if not achieved will be negatively perceived and inappropriately used by its competitors as an indication of the Company’s poor performance and lack of financial stability and resources. Any such perception and inappropriate usage will make the Company and its software solutions potentially less desirable to its customers and could impede the Company’s growth plans with respect to potential alliance partners or acquisition opportunities. As a result, the Company will lose the flexibility to establish financial performance targets other than those that are easily attainable.

Ms. Barbara C. Jacobs
October 10, 2007	Page 7

CONFIDENTIAL TREATMENT REQUESTED
BY DELTEK, INC.: PROJ-0004

Principal and Selling Shareholders, page 121

5.	Once your selling shareholders are identified, ensure that the natural persons who exercise voting and/or dispositive power over any entities are identified. Further, confirm that no selling shareholders are affiliates of broker-dealers.

Response: The Company notes the Staff’s comments and confirms that no selling shareholders are affiliates of broker-dealers. The Company has also identified all natural persons who exercise voting and/or dispositive power over any entities that are selling shareholders.

Financial Statements

Note 15. Stock Plans, page F-33

6.	We note your response to our prior comment 4 and your disclosures on page F-35 with regards to shareholders and option holders rights to participate proportionately in any sale by the New Mountain Funds of their shares of the Company’s common stock to a third party. As your disclosures throughout the document indicate, certain option holders have notified the Company of their intent to exercise their options pursuant to the terms of these agreements. Please tell us the number of vested and unvested options that will be exercised in connection with this offering and tell us what impact the acceleration of vesting for the unvested options will have on the Company’s financial statements. Further, tell us what consideration you have given to include a discussion of such impact in your registration statement.

Response: Based upon the expected sale by the New Mountain Funds of 13.34% of their total shares as well as the elections made by the option holders who have notified the Company of their intent to exercise their options pursuant to the terms of their option and shareholders agreement, the Company expects a total of 516,601 vested and 62,405 unvested options to be exercised in connection with this offering. In accordance with the provisions of Statement of Financial Accounting Standards No. 123R, “Share-Based Payments”, paragraph 42, which states that “the amount of compensation cost recognized at any date must at least equal the portion of the grant date value of the award that is vested at that date,” the Company expects to take a charge of approximately $43,000 at the effective date of the Initial Public Offering, pursuant to the acceleration of vesting for the unvested shares that will occur at that time.

In addition, if the underwriters exercise their right to sell the full over-allotment of shares available for sale just subsequent to the initial offering, the Company would expect an additional 117,620 vested and 21,133 unvested options would be exercised and sold in the offering. Accordingly, the maximum total expected charge that would be taken pursuant to the acceleration of vesting for unvested shares would be approximately $77,000.

Because the Company deems the above impact to be immaterial in relation to its expected stock-based compensation expense for the fourth quarter and the full year of fiscal year 2007, the Company does not believe additional disclosure is warranted.

Should you have any questions or comments with respect to this filing, please call me at (202) 639-7078.

Sincerely,

/s/ Vasiliki B. Tsaganos
Vasiliki B. Tsaganos

cc:	Kevin T. Parker (Deltek, Inc.)

Ms. Barbara C. Jacobs
October 10, 2007	Page 8

CONFIDENTIAL TREATMENT REQUESTED
BY DELTEK, INC.: PROJ-0004

James C. Reagan (Deltek, Inc.)
David R. Schwiesow (Deltek, Inc.)
Richard A. Steinwurtzel (Fried, Frank, Harris, Shriver & Jacobson LLP)
Kris F. Heinzelman (Cravath, Swaine & Moore LLP)